MAIL STOP 3561

September 2, 2005

Mr. Xiaofeng Li
Chief Executive Officer
T Bay Holdings, Inc.
8 East Broadway, Suite 609
Salt Lake City, UT 84111

> **Re: T Bay Holdings, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 1, 2005**
> **File No. 033-37099-S**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed September 1, 2005
1. Your current disclosure under Item 4.01(a)(ii) references the audit report of Madsen & Associates CPA's for the year ended December 31, 2004. We noted you're the audit report for the year ended December 31, 2003 also contained an uncertainty modification. Please revise your disclosure to include a discussion of the principal accountant's report for the past <u>two</u> years in accordance with Item 304(a)(1)(ii) of Regulation S-B.
2. We reviewed your disclosure under Item 4.01(b), noting you had not consulted with your new independent accountants during the two most recent fiscal years. In accordance with Item 304(a)(2) of Regulation S-B, please revise to update your disclosures through the date of engagement of your new accountant.

3. Please amend to file a letter from Madsen & Associates, Inc., as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in the amended Form 8-K filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3390

Sincerely,

Brian K. Bhandari
Staff Accountant